VIA FACSIMILE
CONTACT: CAROL LOUIE DRUXMAN
SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106


SEATTLE, WASHINGTON.January 17, 2001.Todd Shipyards Corporation
(the "Company") announced it has entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Todd operable units at the Harbor Island Superfund Site. The Company has been working with the EPA and other federal and state agencies since 1986 on the remediation of the site where the Seattle shipyard is located. The subject insurance agreement will provide coverage for the known liabilities in an amount equal to and exceeding the Company's current booked reserves of $15.9 million. Additionally the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle property that would require environmental remediation.

The Company will fund this insurance from current cash reserves. The transaction will not have a material financial effect on the Company's consolidated Statements of Operations, nor will the transaction have a material effect on shareholder equity (aggregate or per share).